Coordonnées

www.linkedin.com/in/
thomasrosenblatt (LinkedIn)

Principales compétences

Python (Programming Language)
Go (Programming Language)
PHP

Certifications

Machine Learning

Patents

METHOD FOR GATHERING A
RESPONSE OR RESPONSES TO
A QUESTION FORMULATED BY A
CALL SET-UP ON A TELEPHONE
NETWORK

Thomas Rosenblatt

Head of Software chez Norbert Health
Nantes, Pays de la Loire, France

Résumé

Lead Backend & Frontend software developer
- Handling big data and large scale system
- Building high performance system
- Managing a team of engineers
- Senior software engineer
- Startup enthusiast

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Expérience

Norbert Health
Head of Software
janvier 2020 - Present (3 ans 5 mois)
Ville de Paris, Île-de-France, France

Facebook
Solution Engineer
août 2018 - janvier 2020 (1 an 6 mois)
London, Royaume-Uni

Netatmo
7 ans

Head of Backend&Infrastructure
juillet 2016 - juillet 2018 (2 ans 1 mois)
Région de Boulogne-Billancourt, France

Full-Stack Engineering Lead
août 2011 - juillet 2016 (5 ans)
Région de Paris, France

Manage backend and frontend team at Netatmo

- Hired and Manage a team of 5 engineers.
- Designed and developed Netatmo Backend (mongodb, c++, php, nodejs)
- Designed and developed Netatmo Web application (angularjs, php, jquery)
- Scaled Netatmo infrastructure to millions of requests per hour

- Successfully launched 6 products

Cirpack
5 ans

Software development manager
janvier 2010 - août 2011 (1 an 8 mois)

Development of a Telephony Application Server for IMS network.
Management of a 6 people team.

Lead developper
novembre 2008 - janvier 2010 (1 an 3 mois)

Development and conception of a Telephony application server for IMS networks.

Software developper
septembre 2006 - novembre 2008 (2 ans 3 mois)
Paris

Development of the Cirpack IMS core network.

Formation

Ecole nationale supérieure d'Electronique, Informatique et de Radiocommunications de Bordeaux
Master's degree, Master, Computer Science & Telecoms · (2003 - 2006)